Change in Independent Accountants
On August 27, 1999, McGladrey & Pullen, LLP
 (McGladrey) resigned as independent auditors of the Masters' Select Equity Fund and Masters'
Select International Fund, (hearafter referred to as the Funds) pursuant to an agreement by PricewaterhouseCoopers LLP (PwC) to acquire
McGladrey's investment company practice.  The
McGladrey partners and professionals serving the Funds at the time of the acquisition joined PwC.
The reports of McGladrey on the financial statements of the Funds during the past two fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits for the two most recent fiscal years and through August 27, 1999, there were no disagreements with McGladrey on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of disagreement in connection with its report. On September 9, 1999, the Funds, with the approval of its Board of Trustees and its
 Audit Committee, engaged PwC as its independent auditor.